Exhibit (a)(1)(F)

Form of Notice Email to Eligible Employees Regarding Expiration of Offering Period

From:	Jacob M. Chacko, M.D., President and Chief Executive Officer, ORIC Pharmaceuticals, Inc.

To:	All Eligible Employees

Subject:	Expiration of ORIC’s Stock Option Exchange Program

As of                     , we closed the ORIC Pharmaceuticals, Inc. (“ORIC”) Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer”). If you were an eligible employee of the Offer who properly elected to participate in the Offer by exchanging some or all of your eligible option grants in the Offer and did so on or before the expiration of the Offer, your elected eligible option grants have been accepted for participation in the Offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted new stock options in exchange for your cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, you will receive option agreement(s) for your new options that have been granted to you in the Offer in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Christian Kuhlen, our General Counsel, or Carlos Banuelos, our VP and Associate General Counsel, by email at optionexchange@oricpharma.com or by phone at (858) 345-2328.